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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 67969

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2016___ AND ENDING ___12/31/2016___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marwood Group Research, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue, 11th Floor

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John T. Moore — **212-532-3651**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KWM CPAs LLP

(Name – if individual, state last, first, middle name)

125 Jericho Turnpike, Suite 300	**Jericho**	**NY**	**11753-1024**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John T. Moore_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Marwood Group Research, LLC_____, as

of __December 31_____, 20 __16_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



JUSTIN TRAINO
Notary Public, State of New York
No. 02TR6322628
Qualified in Queens County
Commission Expires April 06, 20 19

_____
Notary Public

_____
Signature

__CEO__
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARWOOD GROUP RESEARCH LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(Confidential Per Rule 17a-5(e)(3))

FOR THE YEAR ENDED DECEMBER 31, 2016

MARWOOD GROUP RESEARCH LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

CONTENTS



KWM
CPAs LLP

Report of Independent Registered Public Accounting Firm

To the Member of
Marwood Group Research LLC

We have audited the accompanying statement of financial condition of Marwood Group Research LLC (a wholly owned subsidiary of Marwood Group & Co. USA LLC) (a New York Limited Liability Company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Marwood Group Research LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Marwood Group Research LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

KWM CPAs LLP

Jericho, NY
February 27, 2017

MARWOOD GROUP RESEARCH LLC

(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Assets		
Cash	$ 336,494	
Accounts receivable - less allowance for doubtful accounts of $40,750	110,554	
Total Assets		$ 447,048
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$ 140,661	
Deferred revenue	22,327	
Total Liabilities		$ 162,988
Member's Equity		284,060
Total Liabilities and Member's Equity		$ 447,048

The accompanying notes are an integral part of these financial statements.

MARWOOD GROUP RESEARCH LLC
(A Wholly-Owned Subsidiary of Marwood Group & Co. USA LLC)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

Note 1 - Organization and Description of Business

Marwood Group Research LLC (the "Company"), a wholly-owned subsidiary of Marwood Group & Co. USA LLC (the "Parent"), was formed under the laws of the state of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company's business consists of providing research services for the healthcare marketplace to hedge funds, mutual funds and corporations.

As provided for in the Company's operating agreement, the Company will continue indefinitely unless terminated sooner pursuant to certain events as defined in the operating agreement.

The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains cash with a major financial institution. At times, cash may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation insurance limits.

Note 2 - Summary of Significant Accounting Policies (Continued)

Accounts Receivable and Allowance for Doubtful Accounts

The Company generally does not require collateral or other security to support client receivables, although the Company does require retainers and up-front deposits in certain situations. While bad debt expense has historically been within management's expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. If the financial condition of clients was to deteriorate, resulting in an impairment of their ability to make payments, an allowance may be required. At December 31, 2016 the Company determined that a reserve of $42,750 against accounts receivable was required.

At December 31, 2016, four clients accounted for $33,000, $25,000, $22,500 and $20,000 or approximately 18%, 14%, 12% and 11%, respectively, of total accounts receivable. The Company believes the number of clients that comprise the Company's client base is the various geographic regions in which the Company's clients operates limits concentrations of credit risk with respect to revenues and accounts receivable.

Revenue Recognition and Deferred Revenue

Consulting fees consist of subscription fees and retainer fees. These fees are determined in accordance with the terms of the related contracts and are recognized ratably over the contract period. Amounts received from clients in advance of when earned are recorded as deferred revenue and recognized ratably over the terms of the contract.

Success fees consist of fees paid to the Company in exchange for research services provided to mutual funds. These fees are recognized when earned.

For the period ended December 31, 2016, no single client accounted for more than 10% of the Company's revenues.

The Company is also committed to paying commissions to certain Company executives pursuant to the terms of their employment agreements. These commissions are based on a percentage of the consulting fees and success fees received by the Company.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is a single member limited liability company and, therefore, is considered a disregarded entity for income tax purposes. The members of limited liability companies are taxed on their proportionate share of the company's federal and state taxable income. Accordingly, no liability for federal or state taxes has been included in these financial statements.

The amount recorded as the provision for income tax expense within these financial statements represents the Company's share of the Parent's New York City Unincorporated Business Tax ("NYCUBT") and District of Columbia Unincorporated Business Franchise Tax returns ("DCUBFT"). The NYCUBT and DCUBFT are calculated as if the company filed on a separate return basis, and is recorded as a capital contribution from the Parent.

The Company recognizes uncertain tax positions that it has taken or expects to take on a tax return. Management has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability from an uncertain tax position in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. As of December 31, 2016, no interest or penalties were required to be recorded. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations, and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2016.

The Company's Parent recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statements or income tax returns. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company's Parent prepares its tax returns on a cash basis. Accordingly, the Company computes deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences, which arise by utilizing these two accounting methods.

Note 2 - Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

Certain financial instruments are carried at cost on the statement of financial conditions, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, accounts receivable, accrued expenses and other liabilities and deferred revenue.

Note 3 - Related Party Transactions

Effective July1, 2016, the Company, its Parent, and their broker-dealer affiliate ("Affiliate") entered into a new expense sharing agreement (the "New Agreement"), which may be revised from time to time, but not less than annually. The New Agreement states that certain shared expenses; rent, telephone and IT services, office supplies and compensation/benefit administrative services, are to be paid by the Company and the Affiliate based on a formula of prior year expenses and present usage. Additionally, certain direct expenses are to be paid by the Company and Affiliate including audit fees, regulatory fees, FinOp fees and compensation of

The New Agreement replaced the expense sharing agreement dated January 1, 2013 (the "Previous Agreement"). The Previous Agreement stated that the Parent would provide certain services to the Company and Affiiate. These services, as defined in the Agreement, include office space and facilities, office support services, and administrative support services (including accounting, clerical, payroll administration, and informations, and information technology). Payments made in connection with providing these services are solely the responsibility of the Parent. For the year ended December 31, 2016 the only expenses allocated under the Previous Agreement were employee compensation and benefits.

For the year ended December 31, 2016, expenses paid by the Parent and recorded as capital contributions to the Company totaled $230,022 and expenses paid by the Company and recorded as capital distributions to the Parent amounted to $42,750.

The amount of income tax expense recorded as a capital contribution to the Company amounted to $26,400 for the year ended December 31, 2016.

Note 4 - Income Taxes

The provision for income taxes amounted to $26,400 for the year ended December 31, 2016.

Note 5 - Retirement Plan

Effective January 1, 2011, the Company established a 401(k) plan. Employees are fully vested on 401(k) salary deferrals. Substantially all employees are eligible to participate. The Company matches employee contributions at the rate of 50% of the first 6% that is contributed. Company contributions were approximately $28,888 for the year ended December 31, 2016.

Note 6 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. At December 31, 2016, the Company had net capital of $196,499 which was $185,633 in excess of its required net capital of $10,866. The Company's ratio of aggregate indebtedness to net capital was .83 to 1 at December 31, 2016.

Note 7 - Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contacts with Customers (Topic 606). The ASU amends the guidance for revenue recognition to replace numerous, industry specific requirements. In August 2015, ASU 2015-14 was issued which delayed the effective date of ASU 2014-09 to reporting periods beginning after December 15, 2018 for non-public companies. Early adoption is permitted for reporting periods beginning after December 15, 2017. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. The Company is currently assessing a transition method and the impact the adoption of these ASUs will have on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

Note 8 - Concentration of Credit Risk

The Company maintains its cash with TD Bank N.A. Deposits with TD Bank N.A. are insured under the Federal Deposit Insurance Corporation for up to $250,000. At times, during the year ended December 31, 2016, the Company maintained cash balances that exceeded the federally insured limits. At December 31, 2016 the balance in the bank exceeding the federally insured limit by $88,294. The Company has not incurred any losses related to this investment and believes the potential risk of loss to be minimal.

Note 9 - Subsequent Events

The Company has evaluated subsequent events through February 27, 2017, the date the financial statements were available to be issued, and has concluded that no such events or transactions took place that would require disclosure herein.